November 8, 2019

Alexander Rossi
Chairman
LIV Capital Acquisition Corp.
Torre Virreyes
Pedregal No. 24, Piso 6-601
Col. Molino del Rey
Mexico, CDMX, C.P. 11040

       Re: LIV Capital Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted on October 15, 2019
           CIK No. 0001790625

Dear Mr. Rossi:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS S-1 Filed October 15, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Babette Cooper at (202) 551-3396 or Jennifer Monick at
(202) 551-
3295 if you have questions regarding comments on the financial statements and related
 Alexander Rossi
LIV Capital Acquisition Corp.
November 8, 2019
Page 2

matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.



FirstName LastNameAlexander Rossi                         Sincerely,
Comapany NameLIV Capital Acquisition Corp.
                                                          Division of
Corporation Finance
November 8, 2019 Page 2                                   Office of Real Estate
& Construction
FirstName LastName